# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WINMARK CORP, CIK 0000908315
CUSIP: 974250102
Title of class of securities: Common
Address of issuer's principal executive offices: 605 HIGHWAY 169 N SUITE 400, MINNEAPOLIS, Minnesota (MN), 55441
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001740837

## Reporting persons
- AltraVue Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 114,972; shared voting power 59,101; sole dispositive power 174,073; shared dispositive power 0; aggregate amount beneficially owned 174,073 (4.9% of the class)

## Item 1. Issuer
Name of issuer: WINMARK CORP
Address of issuer's principal executive offices: 605 HIGHWAY 169 N SUITE 400, MINNEAPOLIS, MINNESOTA, 55441

## Item 2. Person Filing
Name of person filing: AltraVue Capital, LLC
Address of principal business office or, if none, residence:
11747 NE 1st Street, Suite 205
Bellevue, WA 98005-3018
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 174,073
Percent of class: 4.89%
Sole power to vote or to direct the vote: 114,972
Shared power to vote or to direct the vote: 59,101
Sole power to dispose or to direct the disposition: 174,073
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AltraVue Capital, LLC: Tom Parkhurst, COO & CCO (01/21/2026)